1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

January 17, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2013
Filed August 21, 2013
Response Letter Dated October 9, 2013
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2014, with respect to Form 10-K for Fiscal Year Ended June 30, 2013, File No. 001-33628, filed with the Commission on August 21, 2013 (the “2013 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended June 30, 2013 unless otherwise specified.

Form 10-K for Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 6 – Long-Term Debt, page 88

1.	It does not appear that the draft Condensed Statements of Cash Flows provided in your response to comment 2 in our letter dated November 7, 2013 includes adequate detail. Rule 10-01(a)(4) of Regulation S-X permits an abbreviated statement of cash flows starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years. Please review and revise your presentation as necessary or otherwise advise.

Securities and Exchange Commission

January 17, 2014

RESPONSE:

We acknowledge the Staff’s comment requiring additional detail in Condensed Statements of Cash Flows of parent-only financial statements and propose to present the Condensed Statements of Cash Flows in our parent-only financial statement in Schedule I in future filings as set forth below.

Proposed Modified Statement:

ENERGY XXI (BERMUDA) LIMITED
CONDENSED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended June 30,
	2013	2012	2011

Cash Flows From Operating Activities
Net income	$162,081	$335,827	$64,655
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Stock-based compensation and Deferred income tax expense	(3,793)	16,717	9,445
Income from equity method investees	(156,516)	(331,110)	(58,295)
Changes in operating assets and liabilities	24,209	(24,622)	(18,691)
Net Cash Provided by (Used in) Operating Activities	25,981	(3,188)	(2,886)

Cash Flows from Investing Activities
Change in equity method investments	(4,010)	(1,000)	(512,825)
Net Cash Used in Investing Activities	(4,010)	(1,000)	(512,825)

Cash Flows from Financing Activities
Proceeds from the issuance of common and preferred stock, net of offering costs	5,393	9,839	562,112
Conversion of preferred stock to common stock	—	(6,040)	(11,957)
Dividends to shareholders	(37,488)	(18,682)	(12,313)
Other	1,628	212	(327)
Net Cash Provided by (Used in) Financing Activities	(30,467)	(14,671)	537,515

Net Increase (Decrease) in Cash and Cash Equivalents	(8,496)	(18,859)	21,804

Cash and Cash Equivalents, beginning of year	9,830	28,689	6,885

Cash and Cash Equivalents, end of year	$1,334	$9,830	$28,689

See accompanying Notes to Condensed Financial Statements

Securities and Exchange Commission

January 17, 2014

Note 16 – Income Taxes, page 101

2.	Your response to comment 3 in our letter dated November 7, 2013 identifies a number of items which make up the line item captioned “revaluation of tax attributes” in your income tax reconciliation. Please quantify for us each of the items identified in your response as they relate to this reconciling item for the fiscal year ended June 30, 2013.

RESPONSE:

The line item captioned “Revaluation of Tax Attributes” is entirely attributable to a true-up adjustment recorded to the deferred tax liability for the tax-effect of the cumulative excess of the book carrying value of our oil and gas properties over their respective tax bases. This true-up adjustment was recorded as a result of the completion of a comprehensive study of the cumulative tax bases of our oil and gas properties by our outside tax provider, Grant Thornton LLP, prepared in conjunction with our customary reconciliation of our as-filed tax return to previous estimates. The six factors enumerated in our response to comment 3 of your letter dated November 7, 2013 were merely providing the Staff with examples of the complexity involved in oil and gas property tax basis accounting. The nature of oil and gas property accounting and associated book tax differences necessarily requires periodic review and adjustment (such as, after an annual tax return has been filed). All six of these factors are related to the oil and gas property account: as such, each of the six enumerated factors mentioned in our prior response is summarized and included in the table of deferred tax items as being attributable to one line item: oil and gas properties. Please see FASB ASC 740-10-47-7 and -8 for the definition and application of related in this instance. As such, we necessarily track the difference between the book carrying value and tax carrying value of our oil and gas properties on an aggregate basis and do not have reason to separately track and maintain these components of the overall oil and gas property deferred tax balance. We believe this approach is consistent with the accounting guidance referenced above and the manner in which others in our industry report such differences, as well as provides adequate information to our investors regarding the adjustment.

Accordingly, we respectfully submit that it is impractical for us to quantify the exact effect of each item mentioned in our response to comment 3 of your letter dated November 7, 2013, except to note that our true-up adjustment netted to $52.071 million, which was the tax-effect of the cumulative book-tax basis difference in oil and gas properties after considering the results of the tax basis study by Grant Thornton LLP.

Securities and Exchange Commission

January 17, 2014

3.	We note your proposal in response to comment 3 in our letter dated November 7, 2013 to revise the caption titled “Revaluation of Tax Attributes” to “Revaluation of Tax Attributes – Oil and Gas Properties.” Based on the information in your response, it does not appear that this revision will provide the reader with a clear understanding of the nature of this reconciling item. Please revise this caption accordingly to comply with Rule 4-08(h) of Regulation S-X.

RESPONSE: We respectfully propose that this item appear in future income tax rate reconciliation tables (for all years presented) with the caption: Tax Return-to-Provision True-up Adjustment to Oil and Gas Properties

4.	We note your response to comment 4 in our letter dated November 7, 2013. Please provide us with draft disclosure showing your planned revisions to the reconciliation of statutory income tax expense to your income tax provision for the fiscal years ended June 30, 2012 and 2011.

RESPONSE: We respectfully submit the following draft disclosure reflecting our planned revisions to the reconciliation of statutory income tax expense to your income tax provision for the fiscal years ended June 30, 2012 and 2011 (with changes in bold italics).

	Year Ended June 30,
	2013	2012	2011
	(In Thousands)
Income before income taxes	$248,714	$374,473	$76,917
Statutory rate	35%	35%	35%
Income tax expense computed at statutory rate	87,050	131,066	26,921
Reconciling items
Federal withholding obligation	10,343	10,371	10,343
Nontaxable foreign income	(8,214)	(9,655)	(10,208)
Change in valuation allowance	(59,853)	(26,996)	(25,290)
Tax return-to-provision adjustment to oil and gas properties	52,072	—	—
Reversal of unrecoverable capital loss carryfoward	—	—	12,242
Release prior abandonment loss reserve	—	(7,106)	—
Debt cancelation – bond repurchase	—	(52,583)	—
State income taxes (benefit), net of federal tax benefit	(2,461)	(9,547)	(6,519)
Non-deductible executive compensation and other – net	7,696	3,096	4,773
Tax provision	$86,633	$38,646	$12,262

Securities and Exchange Commission

January 17, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

Enclosures

cc: Sarah Morgan